Exhibit 99-1
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 [GRAPHIC OMITTED]      KOOR INDUSTRIES  ANNOUNCES  SUCCESSFUL  COMPLETION OF
Koor Industries Ltd.    THE PRIVATE  DEBENTURE  OFFERING TO INSTITUTIONAL
                        INVESTORS IN ISRAEL


Tel Aviv, Israel - May 14, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli holding company, announced today that following its announcement dated May 9, 2007, regarding private debenture offering to institutional investors in Israel, the debentures were listed at the Tel-Aviv Stock Exchange and the offering was completed. The sale of the debentures by the institutional investors is subject to lock-up arrangements provided under the Israeli Securities Law, 1968 and its regulations.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.